EXHIBIT 99.4

COMBINED FINANCIAL STATEMENTS

NCT Portfolio
For the Nine Month Period Ended September 30, 2013 (unaudited)

NCT Portfolio
Combined Financial Statements
For the Nine Month Period Ended September 30, 2013

NCT Portfolio
Combined Balance Sheets
(Unaudited, In Thousands)

	September 30, 2013	December 31, 2012
Assets
Investment in real estate:
Land and land improvements	$121,747	$121,563
Building and building improvements	804,366	804,124
Equipment	48,181	44,703
	974,294	970,390
Less accumulated depreciation	(177,271)	(158,590)
	797,023	811,800

Cash and cash equivalents	21	21
Cash and escrow deposits—restricted	5,537	5,562
Accounts receivable, net	364	1,054
Prepaid expenses and other assets, net	6,728	9,118
Resident lease and other intangibles, net	13,925	14,526
Deferred loan costs, net	385	1,029
Total assets	$823,983	$843,110

Liabilities and equity
Mortgage notes payable	$658,302	$727,805
Accounts payable and accrued expenses	11,428	10,531
Accrued interest payable	2,583	2,974
Prepaid rent and deferred revenue	6,349	4,777
Tenant security deposits	1,549	1,566
Total liabilities	680,211	747,653

Equity	143,772	95,457
Total liabilities and equity	$823,983	$843,110

See accompanying notes to combined financial statements.

NCT Portfolio
Combined Statements of Operations
(Unaudited, In Thousands)

	Nine Month Period Ended September 30,
	2013	2012
Revenue
Resident fees	$108,307	$102,907

Expenses
Facility operating expenses	56,143	55,970
Property management fee	3,791	3,602
Depreciation and amortization	19,282	19,783
Total expenses	79,216	79,355

Operating income	29,091	23,552

Interest expense:
Interest incurred	(31,222)	(31,185)
Amortization of deferred loan costs	(644)	(630)
Prepayment penalty and exit fees	(2,312)	—
Net loss	$(5,087)	$(8,263)

See accompanying notes to combined financial statements.

NCT Portfolio
Combined Statements of Changes in Equity
(Unaudited, In Thousands)
Nine Month Period Ended September 30, 2013

Total Equity
Balance at January 1, 2013	$95,457
Net loss	(5,087)
Distributions	(9,468)
Contributions	62,870
Balance at September 30, 2013	$143,772

See accompanying notes to combined financial statements.

NCT Portfolio
Combined Statements of Cash Flows
(Unaudited, In Thousands)

	Nine Month Period Ended September 30
	2013	2012
Operating activities
Net loss	$(5,087)	$(8,263)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	19,282	19,783
Bad debt expense	450	939
Amortization of deferred loan costs	644	630
Amortization of resident incentives, net	2,688	799
Non-refundable community fees, deferred	1,914	781
Changes in operating assets and liabilities:
Cash and escrow deposits—restricted	25	118
Accounts receivable, net	240	1,575
Prepaid expenses and other assets	(298)	(125)
Accounts payable and accrued expenses	506	1,060
Tenant security deposits	(17)	(177)
Prepaid rent	(342)	134
Net cash provided by operating activities	20,005	17,254

Investing activities
Cash paid for acquisitions	—	(6,662)
Additions to investment in real estate	(3,904)	(1,692)
Cash used in investing activities	(3,904)	(8,354)

Financing activities
Proceeds from mortgage note payable (acquisition)	—	4,178
Repayment of principal on mortgage notes payable	(69,503)	(17)
Deferred financing costs paid	—	(76)
Contributions	62,870	2,557
Distributions	(9,468)	(15,542)
Net cash used in financing activities	(16,101)	(8,900)
Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	21	21
Cash and cash equivalents at end of period	$21	$21

Supplemental disclosure of cash flow information
Cash paid for interest	$31,613	$31,275

See accompanying notes to combined financial statements.

NCT Portfolio
Notes to Combined Financial Statements
(Unaudited, In Thousands)

For the Nine Month Period Ended September 30, 2013

1.    BASIS OF PRESENTATION

The NCT Portfolio (the Company) represents the 51 independent living senior housing communities (the Communities) acquired by Newcastle Investment Corp. (NCT) on December 23, 2013 (see Note 9) from certain subsidiaries of Harvest Facility Holdings LP (Harvest). Harvest is owned by Holiday Acquisition Holdings LLC (Holiday Acquisition, a limited liability company and a wholly owned subsidiary of Investment funds managed by affiliates of Fortress Investment Group LLC). As of September 30, 2013, the Communities consist of 5,744 apartment and townhouse units (unaudited), located in 24 states.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, they do not include all of the Information and footnotes required by U.S. GAAP for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) and certain reclassifications considered necessary for a fair presentation have been included. Certain reclassifications have been made to the prior period financial statements in order to conform to the current year presentation. Operating results for the nine months ended September 30,2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the combined financial statements and accompanying notes. Estimates are used for, but not limited to, the allocation of purchase price to tangible and intangible assets and liabilities, the evaluation of asset impairments, insurance reserves, depreciation and amortization, allowance for doubtful accounts, and other contingencies. Actual results could differ from those estimates and assumptions.

Investment in Real Estate and Related Intangibles

In business combinations, the Company recognizes all assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. In addition, the Company is required to expense acquisition-related costs as incurred, value noncontrolling interests at fair value at the acquisition date and expense restructuring costs associated with an acquired business.

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, own internal analysis of recently acquired and existing comparable properties in our portfolio and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Identified net tangible and finite lived intangible assets are amortized over their estimated useful lives or contractual lives, which are as follows:

Asset Categories	Estimated Useful Life (In Years)
Building and building improvements	15–40
Land improvements	15
Equipment	3–10
Resident lease and other intangibles	3–40

NCT Portfolio
Notes to Combined Financial Statements (continued)
(Unaudited, In Thousands)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and upgrades that improve and/or extend the life of the assets are capitalized and depreciated over their estimated useful lives. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then the fair value of the asset is estimated. The impairment expense is determined by comparing the estimated carrying value of the asset to its estimated fair value, with any excess carrying value recognized as an expense in the current period. No impairment charges were recorded during the periods presented herein.

Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on sale is recognized.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less from the date of purchase.

Harvest uses a centralized approach to cash management. All cash generated by the Communities is transferred to Harvest and Harvest funds operating and investing activities for the Communities as needed. Cash transfers from the 51 Communities to Harvest are treated as distributions in the accompanying combined financial statements.

Cash and Escrow Deposits – Restricted

Cash and escrow deposits – restricted consist principally of deposits required by certain lenders pursuant to the applicable debt agreement to fund future property expenditures, and certain resident security deposits held in trusts. A summary is as follows:

	September 30, 2013	December 31, 2012
Tenant/resident security deposits	$419	$531
Property tax and other lender-required reserves	5,118	5,031
Total	$5,537	$5,562

Allowance for Doubtful Accounts

Allowance for doubtful accounts are recorded by management based upon the Company’s historical write-off experience, analysis of accounts receivable aging, and historic resident payment trends.

Management reviews material past due balances on a monthly basis. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered. Allowance for doubtful accounts was $467 and $2,235 at September 30, 2013 and December 31, 2012, respectively.

Deferred Loan Costs

Deferred loan costs include direct costs to obtain financing. Such costs are deferred and amortized using the straight-line method, which approximates the level-yield method, over the terms of the underlying debt agreements.

Revenue Recognition

Resident fee revenue is recorded as it becomes due as provided for in the residents’ lease agreements. Residents’ agreements are generally for a term of 30 days with resident fees due monthly in advance.

NCT Portfolio
Notes to Combined Financial Statements (continued)
(Unaudited, In Thousands)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain communities have residency agreements that require the resident to pay an upfront fee prior to occupying the community. Community fees are non-refundable after a stated period (typically 90 days) and are initially recorded as deferred revenue and recognized on a straight-line basis as part of resident fee revenue over an estimated three-year average stay of the residents in the communities. Deferred revenue totaled $4,686 and $2,772 at September 30, 2013 and December 31, 2012.

Certain residency agreements provide for free rent or incentives for a stated period of time. Incentives are initially recorded in other assets and recognized on a straight-line basis as a reduction of resident fee revenue over an estimated three-year average stay of the residents in the communities.

Income Taxes

All Communities within the combined portfolio are operating as limited partnerships or limited liability companies; thus, all federal and, substantially, all state income taxes are recorded by the owners. Accordingly, the Company does not provide for or record a provision for federal income taxes. Certain state and local jurisdictions may impose an income tax on the Company.

Fair Value of Financial Instruments

Cash and cash equivalents and cash and escrow deposits – restricted are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term debt using a discounted cash flow analysis based upon the Company’s current borrowing rate for debt with similar maturities and collateral securing the indebtedness. The Company had outstanding debt with a carrying value of $658.3 million and $727.8 million as of September 30, 2013 and December 31, 2012, respectively (see Note 5). As of September 30, 2013 and December 31, 2012 the carrying value of debt approximated the fair value, based upon a Level 3 valuation.

The Company follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement, when valuing its financial instruments. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market-priced assumptions in fair value measurements, the statement establishes a fair value hierarchy that distinguishes between market-participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity’s own assumptions about market-participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

NCT Portfolio
Notes to Combined Financial Statements (continued)
(Unaudited, In Thousands)

3.    RESIDENT LEASE AND OTHER INTANGIBLES, NET

At September 30, 2013 and December 31, 2012, resident lease and other intangibles, net were as follows:

Resident Lease and Other Intangibles, Net
Balance at December 31, 2012	$14,526
Amortization	(601)
Balance at September 30, 2013	$13,925

4.    OTHER BALANCE SHEET DATA

Prepaid expenses and other assets, net consisted of the following as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Deferred rent incentives, net	$4,992	$7,680
Other assets	1,736	1,438
Total	$6,728	$9,118

Accounts payable and accrued expenses consisted of the following as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Trade and accrued payables	$2,735	$2,523
Salaries and benefits	2,786	2,279
Property taxes	3,578	3,237
Insurance reserves	2,256	2,405
Other	73	87
Total	$11,428	$10,531

5.    MORTGAGE NOTES PAYABLE

Mortgage notes payable consisted of the following:

	September 30, 2013	December 31, 2012
Mortgage Notes Payable
Assumed Loan due February 2015; interest rate of 5.88%; payable interest and principal until maturity; secured by one facility	$4,088	$4,143
Loan due March 2014; interest rate of 6.05%; payable interest only until maturity; secured by one facility	15,000	15,000
Loan Pool due March 2014; interest rate of 5.64%; payable interest only until maturity; secured by forty-nine facilities(1)	639,214	708,662
Total debt	$658,302	$727,805

(1)	As of September 30, 2013 and December 31, 2012, Harvest was the debtor on two pooled mortgage note agreements totaling $3,099,406 and $3,528,268, respectively, collateralized by all Harvest owned facilities including the Communities. The debt allocated to the Communities and included in the combined financial statements was the portion of the two pooled mortgage notes where the underlying property owning entities for the Communities were the primary obligors.

NCT Portfolio
Notes to Combined Financial Statements (continued)
(Unaudited, In Thousands)

5.    MORTGAGE NOTES PAYABLE (continued)

In September 2013, Harvest paid off a portion of the above pooled debt and as a result, the remaining obligation was reallocated to the remaining Harvest facilities which decreased the debt on the Communities by $69,448.

In connection with the sale of the Communities (see Note 9), Harvest repaid a portion of the pooled loans discussed above which resulted in full satisfaction of all debt outstanding specific to the Communities and the Communities were released as collateral for the remaining Harvest outstanding pooled debt.

The Company remains in compliance with all of its debt and lease agreements (including the financial covenants contained therein).

6.    INSURANCE

Harvest obtains various insurance coverages from commercial carriers at stated amounts as defined in the applicable policies. Losses related to deductible amounts are accrued based on management’s estimate of expected losses plus incurred but not reported claims. As of September 30, 2013 and December 31, 2012, the Company accrued $2,256 and $2,405, respectively, for the expected future payment of deductible amounts specific to the NCT Portfolio, which is included in accounts payable and accrued expenses in the accompanying combined balance sheets.

7.    MANAGEMENT FEES

Harvest charges the Communities a management fee equal to 3.5% of resident fees revenue covering employees and other overhead costs attributable to managing the Communities. Such fee is presented as property management fee expense in the accompanying combined statements of operations.

8.    COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal actions arising from the ownership and operation of the business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the combined financial position, operations or liquidity of the Company.

9.    SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 27, 2014, the date the Company’s combined financial statements for the nine month period ended September 30, 2013 were available for issuance.

On December 23, 2013, NCT acquired the Communities from Harvest for a purchase price totaling $1,000,475. The Communities were subsequently leased to subsidiaries of Holiday AL Holdings LP (the Partnership) a wholly owned subsidiary of Holding Acquisition. The Partnership will operate the Communities pursuant to 17-year leases. The minimum lease payments are initially $65,031, and such amount is subject to certain defined increases throughout the lease term.